January 6, 2006

United States Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Attention: Mr. Dennis C. Hult
Staff Accountant
Division of Corporation Finance

Key Technology, Inc.
Form 8-K - Item 4.02
Filed December 29, 2005
File No. 0-21820

Dear Mr. Hult:

This letter sets forth the responses, including supplemental information, of Key Technology, Inc. (the "Company"), to the comments of the staff of the Securities and Exchange Commission (the "Commission") furnished in the staff's comment letter of December 29, 2005 to me regarding the Company's Current Report on Form 8-K filed with the Commission on December 29, 2005 (the "Form 8-K"). For ease of reference, I have included the staff's comments below from the comment letter. Transmitted earlier today, through the EDGAR system, was the Company's Form 8-K/A amended to reflect certain changes made in response to the staff's comments.

1.	Please amend your filing to disclose when you concluded that your financial statements should no longer be relied on.

The Company has amended the cover page of the Form 8-K to change the date of the report from "December 28, 2005" to "December 21, 2005." In addition, the Company has inserted the words "on December 21, 2005" in the second sentence of the first paragraph of the amended Form 8-K/A after the words ". . . the Audit Committee of the Board of Directors of the Company authorized management . . . ."

2.	Please tell how and when you intend to file the restated financial statements.

Supplementally, please be advised that the Company currently intends to file through the EDGAR system amended Quarterly Reports on
Form 10-Q containing restated interim unaudited financial statements and other information for the fiscal quarters ended March 31, 2005 and June 30, 2005 on or before February 15, 2006.

3.
Please tell us if your certifying officers have considered the effect of the error on the adequacy of your disclosure controls and procedures as of the end of the period covered by your Forms 10-Q for the periods ended March 31 and June 30, 2005.

Supplementally, please be advised that the certifying officers of the Company have considered the effect of the closing adjustments on the adequacy of the Company's disclosure controls and procedures as of the end of the periods covered by the Company's Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2005 and June 30, 2005 and the certifying officers will amend the relevant disclosure as appropriate in the amended quarterly reports filed for such interim periods.

As requested in the staff's letter, the Company hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or further comments to the undersigned.

Sincerely,

/s/ RONALD W. BURGESS
Ronald W. Burgess
Senior Vice President and Chief Financial Officer

cc: Thomas P. Palmer, Esq.
Tonkon Torp LLP

150 Avery, Walla Walla, Washington 99362-1668 USA
Telephone: 509-529-2161 • Administration Fax: 509-522-3378 • Website: www.key.net